Exhibit 99.1

NEWS RELEASES

Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

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NEWSLETTER FOR SEPTEMBER

October 7, 2005.

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

The Carmen Deposit

The principal event in September was the Carmen Deposit’s Resource Estimate “L” which was published on September 6 and mentioned in the August newsletter. With a good geological understanding, much of the engineering and metallurgical work done, and a block-model estimate well underway, information on the deposit will soon be ready for preliminary pit design and economic studies. Drilling continues to be directed at upgrading Inferred resources and identifying new zones on the east and south of the deposit.

Progress is rarely as fast as we would like. The most visible and reportable measure is, of course, the size of the deposit, usually expressed as the quantity of resource ounces. This depends on drilling but increasing the quantity of ounces is not the only task for which drills are used. Others include infill drilling to upgrade resource quality from Inferred to Measured & Indicated categories, drilling for metallurgical samples, bulk density measurements, geotechnical and geologic data. While they provide data which is essential for reliable resource estimates and for feasibility studies, none of these activities adds directly to mineral resources.

The four-metre high-grade intersection (97.7 g/t & 163 g/t silver in news release of September 7) at a depth of 248 metres in the eastern part of the deposit drew attention to the potential of the property for underground mining beneath the open pit we are working to outline. As the Carmen is a high-level epithermal system, gold-silver mineralization suitable for underground mining is likely to continue well below the limits of any open pit.

Exploration

While drilling continues on the south and east of the Carmen Deposit, exploration drilling for additional resources remains the principal focus of field work. There was no drilling on the Carotare during September as heavy rains made drill sites inaccessible. Drilling is expected to resume in October. Permits for the El Orito Norte target are expected in early October. Roads and drill sites will be prepared in time for drilling in November. The second rig, taken off site for a major overhaul, is expected back in November together with a third reverse circulation machine.

Dilution, Pros and Cons

We issued 3,333,332 shares for the C$5 million financing (news releases July 21 & August 26). “Dilution is good” is a provocative statement, but it can be true and it is useful for making a point. As regular readers of this newsletter already know, Kimber made an important decision in January this year: to direct the greater part of its field expenditure towards the search for additional resources. Had we not made this decision, Kimber’s principal asset would in all probability have continued to be the Carmen deposit alone. Although this deposit, now containing about 1.3 million gold-equivalent resource ounces, is expected to become larger, there will nevertheless be a limit to its size. Under those circumstances every financing and matching dilution would reduce the proportion of the eventual deposit size represented by each share.

Kimber is in the business of creating new value (in aggregate: new wealth for shareholders, communities and governments) by finding and developing mineral deposits. During the period between September 2004 and early August 2005, resources on the Carmen have grown faster than the number of shares issued during the same period. The amount of gold per issued share grew by 30%. Cash raised was converted into resource ounces of gold and silver. We plan to continue with this “accretive dilution”.

The decision in January to pursue additional resources was made in response to two facts of market life: that companies at Kimber’s stage of development are valued on the basis of the number of resource ounces in inventory, and by the fact that the Monterde property, like its neighbours in the Sierra Madre, has an excellent chance of containing more than the first million ounces. When, after only six months, the exploration program identified two adjacent epithermal systems, the Carotare and El Orito Norte, it became apparent that the chances of being able to demonstrate a multiple of the first million ounces were indeed excellent.

In all but exceptional circumstances, putting resources into inventory costs money. In this respect the record of the Sierra Madre is encouraging. Reported costs in property expenditure per resource ounce at a reasonably advanced stage of development lie within averages of US$5 and $11 per gold-equivalent ounce. Kimber’s figure is US$7 per ounce for resources which are now 74% Measured & Indicated (the categories which can be advanced to Reserves).

The arithmetic is compelling: each gold-equivalent ounce will cost about US$10 in property expenditure. But, assuming other aspects of the deposit are promising, an ounce will be valued by the market at between US$30 and $50 for Resources and more if advanced to Reserves. We believe that all our shareholders would like us to chalk up as many ounces as possible. Which brings us back to the first point; Dilution is the first stage in growing value, provided, of course, funds are expended wisely on targets having a high probability of success.

October

Drill site preparation and drilling will continue on the exploration targets. Reconnaissance crews will work on identifying other exploration targets on the Monterde property (37 kilometres in length and 28,000 hectares in area) and preparing them for drilling. On the Carmen Deposit drilling will continue along with metallurgical, environmental and other studies.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Cautionary Statement
Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

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